UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One) [ X ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

               For Period Ended:     December 31, 1996

               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
__________________________________________


PART I - REGISTRANT INFORMATION

                              KTI, Inc
Full Name of Registrant




Former Name if Applicable


                         7000 Boulevard East
Address of Principal Executive Office (Street and Number)


                    Guttenberg, New Jersey 07093
City, State and Zip Code






PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     The registrant is unable to file its Annual Report on Form 10-K within the prescribed time period due to delays in Edgarization of the filing because of the heavy volume of Edgarization work at the registrant's financial printer. While the registrant had in essence completed the report by March 28, 1997 it does not expect to receive the Edgarized version until April 2, 1997.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Brian Hoffmann, Esq.                 212                    547-5427

          (Name)                       (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [ X ] Yes   [   ] No




(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [ X ] Yes    [   ] No




     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          For the year ended December 31, 1996, the financial statements of the registrant will reflect several differences as compared to the financial statements for the year ended December 31, 1995, including a net income of $13,666,352 as compared to a net loss of ($1,331,494) for the year ended December 31, 1995, an increase in total revenues of $30,425,412 and a decrease in total costs and expenses of $5,152,554 in each case as compared to 1995.


                                   SIGNATURES


     KTI, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                              KTI, INC.


Date: March 31, 1997          By:    /s/  Nicholas Menonna, Jr.
                                   Name:  Nicholas Menonna, Jr.
                                   Title:  Chairman of the Board,
                                           and Chief Executive Officer